UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 __________________________________

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

 __________________________________

AMENDMENT NO. 5

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

 __________________________________

Date of end of last fiscal year: March 31, 2026

 __________________________________

SECURITIES REGISTERED*
 (As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

David Brulotte

Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:

Catherine M. Clarkin	Guillaume Pichard
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	390, boulevard Charest Est
New York, N.Y. 10004-2498	Québec, Québec, G1K 3H4, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2026 (the "Annual Report") as follows:

1.  The following additional exhibit is hereby added to the Annual Report:

Exhibit: (99.6)	Report on Québec's Financial Situation - First Quarter of 2026-2027.

2.  Exhibit 99.1 to the Annual Report is hereby supplemented by adding, after the fourth paragraph of the sub section "Hydro-Québec" of the section "Enterprises Included in the Government's Reporting Entity", the following new paragraph:

"On August 17, 2026, the Government announced a new non-binding framework agreement that expands upon the previously negotiated agreement and lays out the key terms for an enhanced long-term energy purchase and development initiative. The new framework also contemplates the replacement of the 1969 contract. Hydro-Québec intends to continue negotiations of the definitive agreements."

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 5 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Guillaume Pichard

Name:	Guillaume Pichard

Title:	Assistant Deputy Minister

Date: September 29, 2026